Exhibit 99.1

Yatra appoints Sean Aggarwal to Board of Directors

Gurugram, India and New York, Feb 22, 2018: Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced the appointment of Sean Aggarwal, former CFO of Trulia, Inc., to its board of directors effective March 1, 2018.

“We are very pleased to have Sean join our board and look forward to his contributions,” said Dhruv Shringi, Yatra’s CEO and co-founder. “We conducted an exhaustive search for someone who would further strengthen our board’s breadth of talent and background, and we are delighted to have identified such an outstanding individual. I’m confident that Sean is going to make an important and positive impact on our company.  Sean is a Silicon Valley leader and his capital markets experience and strategic insights into the consumer tech segment will be invaluable to Yatra as we continue to expand our reach and customer base in both Consumer and Corporate travel markets in India.”

Sean is a current board member of Lyft, Inc. and the former CFO of Trulia, which he helped take public in 2012 and later in 2015 orchestrated its sale to Zillow for 5x the IPO valuation. Prior to Trulia, Sean  held finance positions at Paypal, eBay, Amazon, PepsiCo and Merrill Lynch Investment Banking. Sean was named CFO of the year by Proformative in 2013. He holds an MBA from Northwestern University’s Kellogg School of Management

“Yatra is a great growth story in an emerging market and I am excited to be a part of a company, which has such a large opportunity in front of it. I have great respect for Yatra’s board and leadership team, and I look forward to working with them,” said Aggarwal.

About Yatra Online, Inc. and Yatra Online Pvt Ltd

Yatra Online, Inc. is the parent company of Yatra Online Pvt Ltd which is based in Gurugram, India and is one of India’s leading online travel companies and operates the website Yatra.com. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 83,000 hotels in India and over 800,000 hotels around the world.

Customers can access Yatra in multiple ways: through a user-friendly website, mobile optimised WAP site and applications, a multi-lingual call centre, a countrywide network of Holiday Lounges and Yatra Travel Express stores.

Launched in August 2006, Yatra was ranked the Most Trusted e-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for the second successive year, and has won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for the third time in a row.

Safe Harbor Statement:

This press release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this press release is provided as of the date of issuance of this press release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:
Manish Hemrajani
Yatra Online, Inc.
VP, Head Investor Relations
manish.hemrajani@yatra.com